UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On June 13, 2025, National Energy Services Reunited Corp. (the “Company” or “NESR”) held its 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) at which the proposals described below were voted upon by the shareholders.

Set forth below are the final voting results for each of the proposals.

Proposal No. 1: Election of Directors

NESR’s shareholders elected the following director nominees, each to serve for a term of one year following their election (for which the period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election under the terms of the Company’s Memorandum and Articles of Association or until their respective successors are duly elected and qualified:

Director Nominee	For	Against	Abstain	Broker Non-Votes
Antonio J. Campo Mejia	56,766,148	187,950	759	n/a
Sherif Foda	56,798,189	156,576	92	n/a
Yousef Al Nowais	56,804,544	149,504	809	n/a
Anthony (Tony) R. Chase	56,644,552	309,496	809	n/a
Lisa A. Pollina	56,802,335	151,763	759	n/a
Andrew Waite	56,763,671	190,427	759	n/a

Proposal No. 2: Advisory Resolution on Executive Compensation

NESR’s shareholders approved the advisory, non-binding resolution regarding the compensation provided to the Company’s named executive officers for 2024:

For	Against	Abstain	Broker Non-Votes
56,920,768	25,713	8,376	n/a

Proposal No. 3: Ratification of Independent Registered Public Accounting Firm

NESR’s shareholders ratified the appointment Grant Thornton Audit and Accounting Limited (Dubai Branch) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025:

For	Against	Abstain
56,953,656	300	901

Each of the proposals acted upon by the Company’s shareholders at the Annual Meeting received a sufficient number of votes to be approved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: June 13, 2025	By:	/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer

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